UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Commission File Number 1-32654

___________________

ANORMED INC.

(Translation of registrant's name into English)

#200 – 20353 64th Avenue

Langley, British Columbia

Canada  V2Y 1N5

(Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                         .

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.

By:

/s/ W. J. Adams

Name:  William J. (Bill) Adams

Title:

Title:     Chief Financial Officer,
            Vice President, Finance, Secretary and Treasurer

Date:  July 11, 2006

EXHIBIT INDEX

Exhibit	Description
99.1	News release dated July 10, 2006.

Exhibit 99.1
AnorMED Inc. 200 - 20353 64th Avenue Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED COMPLETES ENROLLMENT IN PHASE III TRIAL FOR MOZOBIL IN STEM CELL TRANSPLANT IN MULTIPLE MYELOMA

For Immediate Release:

July 10, 2006

Vancouver, British Columbia – AnorMED Inc. (AMEX:AOM; TSX:AOM) today announced that enrollment has been completed for one of two pivotal Phase III trials being conducted with MOZOBIL for stem cell transplant. The multiple myeloma (MM) trial reached its target enrollment having enrolled 300 patients. Recruitment continues for the second Phase III trial, in non-Hodgkin’s lymphoma (NHL), having enrolled 241 of the targeted 300 patients. The two Phase III trials are evaluating MOZOBIL in a standard stem cell mobilization regimen.

In accordance with the trial design that is subject to the terms of a Special Protocol Assessment with the FDA, the most recently enrolled patients will undergo their transplants over the next 4-6 weeks with a subsequent 100 day follow-up period required. The MM trial design also allows physicians to request, upon enrollment, that a patient has the option to have a second or “tandem” transplant should they not go into complete remission. Physicians have up to 6 months from the first transplant to perform a second transplant if required. The 100 day follow-up period would then commence from the date of the second transplant. The results of the study will be unblinded once all patients enrolled have completed their 100 day follow-up. This tandem option is not available in the NHL trial.

“We are pleased to have completed enrollment in our first Phase III trial within our originally stated timelines. The next major milestone is the completion of enrollment of the NHL trial and then the announcement of topline data for both Phase III trials which is planned by the second quarter of 2007,” said Dr. Gary Calandra, Vice President Clinical Development, AnorMED Inc.

MOZOBIL is a stem cell mobilizer used in stem cell transplants, a procedure used to restore the immune system of cancer patients who have had treatments that previously destroyed their immune cells. MOZOBIL works by triggering the rapid movement of stem cells out of the bone marrow and into circulating blood.  Once in the circulating blood, the stem cells can be collected for use in a stem cell transplant. In Phase II studies, MOZOBIL consistently demonstrated the ability to help cancer patients collect more of their own stem cells, resulting in an increase in the potential for these patients to be able to undergo a stem cell transplant.

MOZOBIL is currently the subject of two Phase III clinical studies at up to 45 major centres in the U.S., Canada and Europe involving 600 cancer patients with either NHL or MM and who are undergoing autologous stem cell transplantation as a part of their treatment.  Both Phase III studies are randomized, double-blind, placebo-controlled, comparative trials of MOZOBIL plus G-CSF versus placebo plus G-CSF, the current standard drug used to stimulate additional stem cells within bone marrow.

The Company expects to complete patient recruitment of the second Phase III study by the end of 2006 and announce top-line results from both studies by the second calendar quarter of 2007. If successful, the results of these clinical studies would be the basis for filings in the United States, Canada, the E.U. and other countries seeking approval to market MOZOBIL for these indications.

About AnorMED Inc.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, oncology and HIV, based on the Company’s research into chemokine receptors.

The Company’s product pipeline includes MOZOBIL, currently in pivotal Phase III studies in cancer patients undergoing stem cell transplants; AMD070, currently in proof of principle Phase I/II studies in HIV patients; and several novel classes of compounds in pre-clinical development that target specific chemokine receptors known to be involved in a variety of diseases. Additional information on AnorMED Inc. is available on the Company's website www.anormed.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 or forward-looking information within the meaning of applicable securities laws in Canada. Forward-looking statements or information include, but are not limited to, statements about:  our expectations with respect to enrollment for, completion of, and reporting on our various clinical trials; our expectations for the timing of regulatory filings and approvals for MOZOBIL. The words "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "will", "would" and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. These forward looking statements or information are based upon our current expectations, estimates and projections about the industry in which we operate, as well as assumptions based on full target enrollment for the NHL Phase III study and completion (and analysis) of the results of both Phase III studies within stated timelines. Readers are cautioned that the plans, intentions or expectations disclosed in any forward-looking statements or information may not be achieved and that they should not place undue reliance on any forward-looking statements or information. Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements or information as a result of numerous risks, uncertainties and other factors, including those relating to: we are at an early stage of development and have not yet demonstrated an ability to successfully overcome the risks and uncertainties associated with our business; our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals prior to commercialization; clinical studies and regulatory approvals of our drug candidates are subject to delays and may not be completed or granted on expected timetables; we need to raise substantial additional financing to fund further research and development, conduct preclinical and clinical studies, and obtain regulatory approvals.  These and other risks, uncertainties and factors that our management believes could cause actual results or events to differ materially from the forward-looking statements or information are discussed in our Annual Information Form, Annual Report on Form 40-F, Management’s Discussion and Analysis and other filings with the Securities and Exchange Commission and the securities regulatory authorities in Canada. Although we have attempted to identify important risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements or information, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements or information.  We undertake no obligation to revise or update any forward-looking statements or information as a result of new information, future events or otherwise after the date hereof, except as may be required by law.

For further information:

W.J. (Bill) Adams, CA, Chief Financial Officer, Tel: 604-530-1057, Email: wjadams@anormed.com or
Kim Nelson, Ph.D., Manager, Investor Relations, Tel: 604-532-4654, Cell: 604-614-2886, Email: knelson@anormed.com